                              GERALD ADLER
                              gerald.adler@dechert.com
                              +1 212 698 3679 Direct
                              +1 212 698 0479 Fax

April 4, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549
Attention:	John Reynolds S. Thomas Kluck II
Re:	Shermen WSC Acquisition Corp.
Amendment No. 7 to Registration Statement on Form S-1 File No. 333-133869

Ladies and Gentlemen:

        At the request of Shermen WSC Acquisition Corp., a Delaware corporation (the "Company"), we are responding to comments raised by the Staff of the Securities and Exchange Commission (the "Commission") in the comment letter dated March 28, 2007 from John Reynolds of the Commission to Francis P. Jenkins, Jr., Chairman and Chief Executive Officer of the Company, relating to Amendment No. 7 to the Registration Statement on Form S-1 of the Company filed with the Commission on March 7, 2007 (the "Registration Statement"). The Registration Statement relates to the Company's initial public offering of 20,000,000 units, each unit consisting of one share of the Company's common stock and two warrants, for an aggregate public offering price of $120,000,000.

        We have simultaneously filed Amendment No. 8 to the Registration Statement and have attached a marked copy of such Amendment indicating the changes the Company has made to the Registration Statement in response to the Staff's comments.

        The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, we have included above each response a copy of the comment to which we are responding.

COMMENTS AND RESPONSES:

General

1.
Comment: The prospectus states that the company will proceed with a business combination only if, among other things, public stockholders owning less than 40% of the shares sold in the offering exercise their redemption rights. Please provide clear disclosure throughout the prospectus, including the summary and business section, that this requirement is different from the terms of a traditional SPAC. In addition, please provide clear disclosure throughout that this will make it easier for a business combination to be approved. We may have further comment.

  Response: The Company has revised the Registration Statement in "The Offering—The Stockholders Must Approve a Business Combination" and "Proposed Business—Effecting a Business Combination—Opportunity for Stockholder Approval of a Business Combination" in accordance with the Staff's comment. In addition, the Company has added the following risk factor to the Registration Statement in "The Risk Factors—Risks Relating to the Company and the Offering" in accordance with the Staff's comment:

  "Unlike most other blank check offerings, we allow up to approximately 39.99% of our public stockholders to exercise their conversion rights. This higher threshold will make it easier for us to consummate a business combination with which you may not agree.

          When we seek stockholder approval of a business combination, we will offer each public stockholder (other than our existing stockholders) the right to have his, her or its shares of common stock converted to cash if the stockholder votes against the business combination and the business combination is approved and consummated. We will consummate the initial business combination only if the following two conditions are met: (i) a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and (ii) public stockholders owning 40% or more of the shares sold in this offering do not vote against the business combination and exercise their conversion rights. Most other blank check companies have a conversion threshold of 20%, which makes it more difficult for such companies to consummate their initial business combination. Thus, because we permit a larger number of stockholders to exercise their conversion rights, it will be easier for us to consummate an initial business combination with a target business which you may believe is not suitable for us, and you may not receive the full amount of your original investment upon exercise of your conversion rights."

2.
Comment: In the proposed business section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

  Response: The Company has revised the Registration Statement in "Proposed Business—Effecting a Business Combination—Conversion Rights" in accordance with the Staff's comment. In addition, the Company has added the following risk factor to the Registration Statement in "The Risk Factors—Risks Relating to the Company and the Offering" in response to the Staff's comment:

  "Unlike most other blank check offerings, we allow up to approximately 39.99% of our public stockholders to exercise their conversion rights. The ability of a larger number of our stockholders to exercise their conversion rights may not allow us to consummate the most desirable business combination or optimize our capital structure.

          When we seek stockholder approval of a business combination, we will offer each public stockholder (other than our existing stockholders) the right to have his, her or its shares of common stock converted to cash if the stockholder votes against the business combination and the business combination is approved and consummated. Such holder must both vote against such business combination and then exercise his, her or its conversion rights to receive a pro rata share of the trust account. Unlike most other blank check offerings which have a 20% threshold, we allow up to approximately 39.99% of our public stockholders to exercise their conversion rights. Accordingly, if our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many stockholders may exercise such conversion rights, we may either need to reserve part of the trust account for possible payment upon such conversion, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of stockholders exercise their conversion rights than we expect. In the event that the acquisition involves the issuance of our stock as consideration, we may be required to issue a higher percentage of our stock to make up for a shortfall in funds. Raising additional funds to cover any shortfall may involve dilutive equity financing or incurring indebtedness at higher than desirable levels. This may limit our ability to effectuate the most attractive business combination available to us."

3.
Comment: In the appropriate section, please revise to discuss the process, if applicable, for tendering shares when shareholders vote against a proposed business combination and elect to redeem their shares.

  Response: The Company has revised the Registration Statement in "The Offering—The Stockholders Must Approve a Business Combination" and "Proposed Business—Effecting a Business Combination—Conversion Rights" in accordance with the Staff's comment.

Cautionary Note Regarding Forward-Looking Statements, page i

4.
Comment: We note the last sentence on page ii that "We undertake no obligation to publicly update any forward-looking statement..." Please reconcile this statement with the undertakings in Part II of the registration statement.

  Response: The Company has reconciled the last sentence on page ii of the Registration Statement with the undertakings in Part II of the Registration Statement in accordance with the Staff's comment.

Dilution, page 41

5.
Comment: In this section, please disclose when the forward stock split will occur.

  Response: The Company has revised the Registration Statement in "Dilution" in accordance with the Staff's comment.

6.
Comment: Please revise the second paragraph to refer to a 1.15 for 1 forward stock split. See, e.g., page 1

  Response: The Company has revised the Registration Statement in "Dilution" in accordance with the Staff's comment.

8.
Comment: Please advise whether the company will file as exhibits, the agreements that provide for forfeiture of the 750,000 shares in the event that the over-allotment option is not exercised.

  Response: The Company has revised the letter agreements with the existing stockholders to include the agreements that provide for forfeiture of the 750,000 shares in the event that the underwriters' over-allotment option is not exercised in accordance with the Staff's comment, and has filed such revised letter agreements as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 to the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

9.
Comment: The prospectus states on page 46 that the warrants that underlie the units subject to the underwriters' purchase option "will have terms that are identical to those being issued in this offering." However, the prospectus elsewhere describes these units as "identical to those offered by this prospectus, except that each warrant underlying such units entitles the holder to purchase one share of our common stock at a price of $6.25." See, e.g., prospectus cover page; page 78; page 84.

  Response: The Company has revised the Registration Statement in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in accordance with the Staff's comment.

Management, page 65

10.
Comment: Please identify each director that is independent as described under Item 407(a) of Regulation S-K. Also describe how the company has defined independence. See Item 407(a)(1).

  Response: The Company has revised the Registration Statement in "Management" to identify all independent directors and to describe how the Company has defined independence in accordance with the Staff's comment.

11.
Comment: Describe the registrant's policy, if any, with regard to board members' attendance at annual meetings as required by Item 407(a)(2) of Regulation S-K.

  Response: Although the Company does not have any formal policy regarding its directors' attendance at annual stockholders' meetings, the Company has revised the Registration Statement in "Management" to indicate that the Company expects its directors to attend all board of directors and stockholders' meetings and meetings for any committee to which they have been appointed in accordance with the Staff's comment.

12.
Comment: Please provide the disclosure required by Item 407(e) of Regulation S-K. If the company does not have a compensation committee, state the basis for the view of the board of directors not to have such a committee. See Item 407(e)(1).

  Response: The Company has revised the Registration Statement in "Management" to add a subsection "Compensation Committee" in accordance with the Staff's comment.

Financial Statements

Notes to Financial Statements

Note C-Proposed offering, F-8

13.
Comment: As noted elsewhere in the registration statement, please revise the note to disclose the proposed stock split, circumstances under which such shares may be forfeited and explain their impact on your financial statements.

  Response: The Company has revised Note C to its financial statements in accordance with the Staff's comment.

Other Regulatory

14.
Comment: Please provide a current consent of the independent accountants in any amendment.

  Response: The Company has provided a currently dated and signed consent in Amendment No. 8 to the Registration Statement in accordance with the Staff's comment.

Exhibits

15.
Comment: Please file the remaining exhibits with the next amendment.

  Response: The Company has filed all of the remaining exhibits with Amendment No. 8 to the Registration Statement in accordance with the Staff's comment.

        On behalf of the Company we have arranged for delivery to the attention of each of S. Thomas Kluck II, Cathey Baker and Brian Bhandari of the Commission via Federal Express for overnight delivery five copies of this response letter together with marked copies of Amendment No. 8 to the Registration Statement.

        We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at (212) 698-3679.

Sincerely,

/s/ GERALD ADLER Gerald Adler

Attachment via Edgar/Enclosures via Federal Express

cc: Francis P. Jenkins, Jr., Chairman and Chief Executive Officer